Exhibit 99.2
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
Nominations in Total’s Exploration — Production
Paris, March 15, 2006 — Total has announced the following nominations effective as of April 1st 2006:
•	Michel Contie is appointed Senior Vice President Northern Europe

•	Roland Festor is appointed Managing Director Total E&P UK

Michel Contie, born in 1947, is a graduate of ENSET of Toulouse and of the Ecole Nationale Supérieure des Pétroles et des Moteurs. He began his career with Total as an engineer in research and development in the area of deep offshore technologies. Following an assignment in the USA with Fluor Engineering in 1975-76, he held many operational and managerial posts for the Total Group throughout the world.
He was Managing Director of Total E&P Abu Dhabi in 1987 and then posted to Argentina as Managing Director of Total Austral in 1994. On his return to Paris in 1999, he became the Director of South America for E&P. In 2000, he became the Managing Director of the UK subsidiary Total Exploration & Production, Country Representative for the Group in the UK as well as President of the UK Oil Operators Association (UKOOA) in 2002.

A graduate of the Ecole Nationale Superieure des Techniques Avancées, Roland Festor joined Total in 1977. Following several assignments in Paris, Norway and the Netherlands as senior planning engineer, he has successively held the posts of Managing Director of Total E&P Angola, Total E&P Colombia and Vice President of Development studies at Total’s headquarters in Paris.

Roland Festor was appointed Managing Director of Total Exploration & Production Indonesie in Jakarta in 2001. He was the Group Country Representative in Indonesia and member of the Board of the Indonesian Petroleum Association.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com